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                                                              EXHIBIT 99.4

                CASCADES FURTHER EXTENDS ITS EXCHANGE OFFER

KINGSEY FALLS, QUEBEC, OCTOBER 3, 2003 -- Cascades Inc. ("Cascades")
(Symbol: CAS-TSX) announced that it is extending the expiration of its offer to exchange its 7 1/4% Senior Notes due 2013 for its outstanding 7 1/4% Senior Notes due 2013 to 5:00 p.m., New York City time, on Monday, October 6, 2003. The previous expiration date was 5:00 p.m., New York City time, on Friday, October 3, 2003.

CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS NEARLY 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS OF EXPERIENCE IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

                                     -30-

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FOR FURTHER INFORMATION:             SOURCE:

Mr. Stephane Mailhot                 Mr. Andre Belzile
Director, Corporate Communications   Vice-President and Chief Financial Officer
Cascades Inc.                        Cascades Inc.
(819) 363-5161                       (819) 363-5168
stephane_mailhot@cascades.com        abelzile@cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com
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